Wize Pharma, Inc.

24 Hanagar Street

Hod Hasharon, Israel 4527708

May 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Irene Paik and Christine Westbrook

Re:	Wize Pharma, Inc. Registration Statement on Form S-1 Filed February 6, 2018 File No. 333-222889

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated March 6, 2018 (the "Comment Letter") relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed on February 6, 2018 by Wize Pharma, Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter. We are simultaneously filing an amendment to the Registration Statement (the “Amendment”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Registration Statement on Form S-1 filed February 6, 2018 Prospectus

Summary, page 2

1.	Please balance your disclosure in this section by including disclosure of your need to secure additional funding to complete the current Multi-Center Phase II trial of LO2A and that your Single Center Phase II trial was terminated.

Response:

We have revised our disclosure on page 2 of the Amendment to address the above comment.

Risk Factors

Our current pipeline is based on a single compound, LO2A..., page 10

2.	With reference to your disclosure on page 44, please revise your risk factor to add that you currently do not have the necessary funding required to complete the Multi-Center Trial.

Response:

As disclosed in our Current Report on Form 8-K filed with the Commission on February 28, 2018, on February 28, 2018, the Company issued a press release announcing that it had received notices from existing stockholders and lenders to exercise investment rights and warrants to purchase shares of the Company’s common stock. Accordingly, between March 18, 2018 and March 26, 2018, existing stockholders and lenders exercised investment rights and warrants to purchase an aggregate of 575,134 shares of Common Stock, resulting in gross proceeds to us of $0.9 million. Therefore, we believe that we currently have the necessary funding required to complete the Multi-Center Trial.

We have revised our disclosure on page 11 of the Amendment to say that we believe that we currently have sufficient funds to complete the Multi-Center Trial.

Securities and Exchange Commission

May 10, 2018

Our Business

LO2A License Agreement, page 36

3.	Please revise pages 37 and 38 to disclose the royalties required to be paid under the LO2A License Agreement and the Third Amendment. In addition, please file as an exhibit to the registration statement the December 26, 2017 amendment to the LO2A License Agreement or tell us why you believe this agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has disclosed the royalties required to be paid under the LO2A License Agreement on page 38 of the Amendment. We have filed for confidential treatment for certain portions of the Third Amendment to Exclusive Distribution and Licensing Agreement by and between Wize Pharma Ltd. and Resdevco Research and Development Company Ltd., dated December 26, 2017 (the “Third Amendment”) and the Memorandum of Understanding by and between Wize Pharma Ltd. and Resdevco Research and Development Company Ltd., dated January 8, 2018 (the “MOU”), including the royalties required to be paid under the Third Amendment and the MOU. The redacted Third Amendment and the MOU were filed as Exhibits 10.43 and 10.44, respectively, to our Annual Report on Form 10-K filed on March 29, 2018.

LO2A, page 39

4.	We note your disclosure that you intend to market LO2A as a treatment for dry eye syndrome and other ophthalmic inflammations in the U.S., along with other jurisdictions. Please revise your disclosure on page 39 to remove the reference to “a well-established safety profile” for LO2A, as a safety determination to permit marketing in the U.S. is exclusively within the authority of the U.S. FDA. You may describe current marketing approvals as well as your clinical results but you should not draw conclusions about the safety of your product candidate. Please make similar revisions to the statement on page 42 concerning the efficacy and safety of sodium hyaluronate for the treatment of the symptoms of dry eye disease.

Response:

We have revised our disclosure on pages 40 and 43 of the Amendment to address the above comment.

Securities and Exchange Commission

May 10, 2018

Clinical Data, page 42

5.	In your descriptions of the clinical studies that have been performed, where you indicate that a study demonstrated statistical significance or significant improvement, please indicate the p-value by which you measured statistical significance. Please also explain how "p-value" is used to measure statistical significance. Additionally, please revise your statement on page 39 that references the retention of LO2A on the corneal surface for a period of 4-6 hours to describe the clinical endpoints and objective data points observed in the relevant study.

Response:

We have revised our disclosure on pages 40, 43, 44 and 45 of the Amendment to address the above comment.

Assessment of Tolerance to LO2A Eye Drops, page 43

6.	Please expand your disclosure to identify the adverse events observed from application of LO2A compared to HPMC eye drops.

Response:

We have expanded our disclosure on page 44 of the Amendment to address the above comment.

Our Clinical Trial, page 44

7.	Please expand your disclosure regarding the Multi-Center Trial to identify the clinical endpoints of the study and the additional trials that will need to take place in order to receive regulatory approval for the treatment of CCH in Israel.

Response:

We have expanded our disclosure on pages 45 and 46 of the Amendment to address the above comment.

8.	We note your statement on page 45 that you plan on initiating a Phase IV study of LO2A for patients suffering from DES with Sjögren’s. Please expand your disclosure to identify the regulatory agency to which you will be submitting the results, why the study is necessary, when you plan to initiate the study and the clinical endpoints of the trial.

Response:

We have expanded our disclosure on page 46 of the Amendment to address the above comment.

Marketing and Sales, page 45

9.	We note your disclosure that the regulatory process in China has not been completed. Please expand your disclosure to include the indications you plan to pursue as well as the clinical trials that will need to be conducted in order to receive regulatory approval.

Response:

We have expanded our disclosure on page 47 of the Amendment to address the above comment.

Government Regulations, page 47

10.	We note that you provide a summary of the U.S., EU and Israeli regulatory processes for the approval of drugs. We also note that you have a license to market LO2A in the U.S., Israel, Ukraine and China. Please expand your disclosure to discuss the regulatory pathway in jurisdictions where you plan to market LO2A.

Response:

We have expanded our disclosure on pages 58 to 61 of the Amendment to address the above comment.

Securities and Exchange Commission

May 10, 2018

General

11.	Given the relative size of the offering to your outstanding shares and the shares held by non-affiliates, the relationship of certain of the selling shareholders to you, the circumstances under which the selling shareholders received the shares, and the amount of time that the selling shareholders have held the shares, it appears that the resale of securities may be by or on behalf of the issuer. For each portion of the resale offering, please provide us an analysis explaining your basis for determining that such portion of the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response:

The Company has determined to reduce the size of the offering significantly, to 1,261,275 shares of common stock (collectively, the “Resale Shares”) from 6,053,885 shares (as adjusted for the reverse stock split of the Company’s common stock at a ratio of one for twenty-four (1:24), which was effected on March 5, 2018). The Resale Shares consist of (i) 704,888 shares issued to certain of the selling stockholders on November 16, 2017 pursuant to a merger with Wize Pharma Ltd., an Israeli company (“Wize Israel”), which became our wholly-owned subsidiary on November 16, 2017 (ii) 338,945 are issuable upon the conversion of certain convertible loans and (iii) 217,442 shares were issued to certain of the selling stockholders on March 26, 2018 upon the exercise of certain convertible securities of the Company originally issued on November 16, 2017. The six selling shareholders are Rimon Gold Assets Ltd. (“Rimon”), Ridge Valley Corporation ("Ridge"), Yaakov Zarachia (“Zarachia”), Simcha Sadan (“Sadan”), Shimshon Fisher ("Fisher") and Ron Mayron (“Mayron”).

Under Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), the question of whether a purported secondary offering is actually a primary offering (i.e., whether a selling shareholder is actually an underwriter selling on behalf of the issuer) is a factual one. Under CDI 612.09, consideration should be given to (a) how long the selling shareholders have held the common stock, (b) the circumstances under which the selling shareholders received the common stock, (c) the selling shareholders’ relationship to the issuer, (d) the amount of common stock involved, (e) whether the selling shareholders are in the business of underwriting securities, and (f) whether under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer. Based on its analysis of these factors, we have concluded that the selling shareholders are not underwriters. The following is our analysis under each of the factors:

(1)	How long the selling shareholders have held the common stock.

Rimon’s 421,338 Resale Shares consist of (i) 203,896 shares of common stock issuable upon the conversion of convertible loans entered into between Rimon and Wize Israel on March 20, 2016 (as amended on March 30, 2016 and December 21, 2017) and January 15, 2017 (as amended on December 21, 2017) and (ii) 217,442 shares of common stock that were issued on March 26, 2018 in connection with Rimon’s exercise of certain investment rights originally granted in March 2016 in connection with the 2016 loan. Rimon’s investment rights allow it to, until June 30, 2019, invest up to $796,601, in the aggregate, in exchange for our common stock an agreed price per share of $1.308 per share.

Securities and Exchange Commission

May 10, 2018

The 331,877 Resale Shares being registered held by Ridge are part of the shares that were originally issued to Ridge on November 16, 2017 in connection with our merger with Wize Israel. These shares were issued in exchange for Ridge’s 4,790,267 ordinary shares of Wize Israel. Ridge’s ordinary shares of Wize Israel were originally issued in 2015.

The 184,284 Resale Shares being registered held by Zarachia are part of the shares that were originally issued to Zarachia on November 16, 2017 in connection with our merger with Wize Israel. These shares were issued in exchange for Zarachia’s 2,963,709 ordinary shares of Wize Israel. Zarachia’s ordinary shares of Wize Israel were originally issued in 2015.

The 162,468 Resale Shares being registered held by Sadan are part of the shares that were originally issued to Sadan on November 16, 2017 in connection with our merger with Wize Israel. These shares were issued in exchange for Sadan’s 2,459,133 ordinary shares of Wize Israel. Sadan’s ordinary shares of Wize Israel were originally purchased in June 2016.

The 26,259 Resale Shares being registered held by Mayron were originally issued to Mayron on November 16, 2017 in connection with our merger with Wize Israel. These shares were issued in exchange for Mayron’s 152,056 ordinary shares of Wize Israel originally issued in November 2017 upon Mayron’s exercise of options that were granted to him as compensation for services as a director on September 30, 2015 and November 23, 2016.

Fisher's 135,049 Resale Shares are issuable upon the conversion of a convertible loan entered into with Wize Israel in 2017 on January 15, 2017 (as amended on December 21, 2017).

All of the currently issued and outstanding Resale Shares were issued more than six months prior to the expected effectiveness of this Registration Statement, and they, together with the 338,945 shares issuable under conversion of the 2016 and 2017 loans, can be “tacked back” to ordinary shares of Wize Israel issued to the selling stockholders more than 12 months prior to the expected effectiveness of this Registration Statement, with the majority tacking back to 2016 or earlier.

None of the Resale Shares have been sold since their initial issuance as ordinary shares of Wize Israel. The length of time demonstrates that the shares were not obtained with a view to be distributed by the selling shareholders as an underwriter on behalf of the Company.

(2)	The circumstances under which the selling shareholders received the common stock.

Please see the response to (1) above.

(3)	The selling shareholders’ relationships to the issuer.

Rimon, Ridge and Fisher have loaned us funds, Zacharia and Sadan have invested in our private placements, and Mayron was originally issued his shares as compensation for services provided. All of these transactions were conducted on an arms length basis. Except for Mr. Mayron, who is also our Chairman of the Board, and Noam Danenberg, our Chief Operating Officer, who is the son-in-law of a minority owner of Ridge, none of the selling shareholders has any relation to our company. None of the selling shareholders have any special contractual rights as stockholders of our company, provided however, that Rimon has a first priority security interest in Wize Israel’s rights, including its distribution rights, under the LO2A License Agreement, and its assets, and our loan agreements contain covenants typical for secured financings.

Securities and Exchange Commission

May 10, 2018

Furthermore, none of the selling shareholders is acting on our behalf with respect to the shares being registered for resale under this registration statement, and we have no contractual, legal or other relationship with the selling shareholders that would control the timing, nature and amount of resale of such shares following the effectiveness of the registration statement or whether such shares are even resold at all under the registration statement. In addition, the Company will not receive any of the proceeds from any resale of the shares by the selling shareholders under the registration statement.

(4)	The amount of common stock involved.

We acknowledge that the selling shareholders are seeking to register for resale up to 1,261,275 shares of our common stock, or approximately 24.88% of our common stock and 50% of our non-affiliate float. According to CDI 612.09, this single factor alone is not determinative in the given analysis.

(5)	Whether the selling shareholders are in the business of underwriting securities.

The selling shareholders are comprised of individual investors of Wize Israel and, with respect to Mayron, a member of our board. To the Company’s knowledge, none of the selling shareholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the registration statement nor otherwise conditioned on the selling shareholders’ ability to resell the shares. The facts indicate that the selling shareholders made a fundamental decision to invest in Wize Israel and then the Company and are rather long term investors not seeking to distribute on behalf of the Company.

Accordingly, we believe that none of the features commonly associated with acting as an underwriter are present.

(6)	Under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

Because the selling shareholders obtained their shares of our common stock through their original investments in or services provided to Wize Israel, and have held the shares or securities convertible into our shares for at least 12 months as of the expected effectiveness of this registration statement, are seeking to register the common stock for their own accounts, are not in the business of underwriting securities and will determine the time or amount of any sales, the selling shareholders are not acting as a conduit for the Company in the distribution of securities.

For the reasons set forth above, we respectfully submit to the Staff that the selling shareholders are not underwriters selling common stock on our behalf and the sales of common stock by the selling shareholders do not constitute an indirect primary offering.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ OR EISENBERG
Or Eisenberg Acting Chief Executive Officer and Chief Financial Officer

Cc:	Gregory Sichenzia, Esq. Avital Perlman, Esq. Ido Zemach, Adv. Yoni Henner, Adv.